ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

December 31, 2020

Table of Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORIENTAL FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ORIENTAL CENTER MUNOZ RIVERA #254
(No. and Street)

San Juan	Puerto Rico	00918-1900
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue	Suite 1100 San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda Liz Munoz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORIENTAL FINANCIAL SERVICES LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Operations Manager & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aff. No. 907

Sworn and subscribed before me by Glenda Liz Muñoz Galarza of legal age, single, employee and a resident of Guaynabo, Puerto Rico, who is personally known to me, as the Operations Manager of Oriental Financial Services LLC. In San Juan, Puerto Rico, this 26 th day of February, 2021.

RECIBO

4U19-02331747

Sello

9397
02/06/2020
$5.00

Sello de Asistencia Legal
00279-2020-0206-70427389

ALFONSO JOSÉ CUESTA CAMUÑAS
ABOGADO-NOTARIO



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Oriental Financial Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oriental Financial Services LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022



ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	12,089,690
Deposit with clearing organization		150,000
Securities owned – at fair value		21,946
Receivables from broker-dealers and others		587,843
Property and equipment, net		19,108
Operating lease right of use asset		210,098
Prepaid expenses and other assets		127,616
Total assets	$	13,206,301
Liabilities and Stockholder's Equity		
Liabilities:		
Due to affiliates	$	77,252
Operating lease liability		210,098
Accounts payable and accrued expenses		5,673,588
Total liabilities		5,960,938
Member's equity:		
Member's capital		21,378,715
Accumulated deficit		(14,133,352)
Total member's equity		7,245,363
Total liabilities and member's equity	$	13,206,301

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Operations

Year ended December 31, 2020

Revenue:		
Commissions	$	1,412,278
Trading losses, net		(13,331)
Revenue from sale of investment company shares		1,498,302
Investment management fees		3,365,920
Other income		749,240
Total revenue		7,012,409
Expenses:		
Employee compensation and benefits		2,823,964
Management and service fees		456,194
Clearing broker fees		402,521
Claims and settlements		4,180,898
Occupancy and equipment		271,949
Wrap fees		491,645
Professional services		1,849,432
Taxes, other than payroll and income taxes		111,541
Communications		48,860
Other		83,270
Total expenses		10,720,274
Loss before income tax expense		(3,707,865)
Income tax expense		(4,506,010)
Net loss	$	(8,213,875)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Member's Equity

Year ended December 31, 2020

Member's capital:		
Balance at beginning of year	$	12,631,263
Group allocation of equity-based compensation		12,791
Dividends holding company		(265,339)
Holding company capital contributions		9,000,000
Balance at end of year		21,378,715
Accumulated deficit:		
Balance at beginning of year		(5,919,477)
Net loss		(8,213,875)
Balance at end of year		(14,133,352)
Total member's equity	$	7,245,363

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(8,213,875)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax expense		4,517,610
Stock-based compensation		12,791
Depreciation and amortization		34,899
Bad debt recapture		(7,650)
Unrealized losses in trading assets, net		14,762
Changes in operating assets and liabilities:		
Receivables from clearing broker-dealer and others		122,684
Prepaid expenses and other assets		95,872
Due from affiliates		15,361
Due to affiliates		77,252
Accounts payable and accrued expenses		(633,047)
Net cash used in operating activities		(3,963,341)
Net cash provided by financing activities:		
Holding company capital contribution	$	9,000,000
Net increase in cash and cash equivalents		5,036,659
Cash, cash equivalents and restricted cash - beginning of year		7,203,031
Cash, cash equivalents and restricted cash - end of year	$	12,239,690
Reconciliation of the Statements of Cash Flows to Statement of Financial Condition:		
Cash and cash equivalents	$	12,089,690
Deposit with clearing organization		150,000
Total cash, cash equivalents and restricted cash - end of year	$	12,239,690
Supplemental disclosures of cash flow information:		
Non-cash dividend	$	265,339

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services LLC. (the Company) is a limited liability company organized under the laws of the Commonwealth of Puerto Rico converted from a corporation to a limited liability company (LLC) on December 31, 2019 and is a wholly owned subsidiary of OFG Bancorp (OFG) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision k(2)(ii) of such rule. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer. The Company also has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to issuer or its agent and not to the company.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Revenue is recognized when (or as) the performance obligation is satisfied by transferring control of a promised good or service to a customer, either at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

- Commissions represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products like mutual funds, ETF, etc. Commissions from sale of investments and revenue from sale of investment company shares and all other securities amounted to $2.9 million, collected once the stand-alone transaction was completed at trade date. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

- Managed accounts fees of $1.8 million represent fees charged to advisors' clients' accounts on the Company's corporate advisory platform, included in investment management fees in the accompanying statement of operations. Fees depends on the investment strategy approved by the client. Fees are received quarterly and are recognized as revenue during the related quarter as they relate specifically to the services provided in that period.

- Revenues from transactions related to mutual funds of $1.6 million for providing distribution services and trailer fees (also known as 12-b1 fees) are included in investment management fees in the accompanying statement of operations. These fees are considered variable as this fee is based on the investment balance of the funds. The variable consideration is considered constrained since it is highly susceptible to factors outside the Company's control. Fees are received monthly and are recognized as revenue at the time the fee constraints have been resolved. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company enters into agreements with managed account or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.

- Custody and/or record keeping revenue of $353 thousand consists of inactive annual fees which are disclosed to the customer in an activity statement and are included in other income in the accompanying statement of operations. Fees are collected based on existing inactive account balances. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

The Company earns commissions on client transactions related to variable annuities. Annuity commissions are dependent on the product and may be paid up front, over the life of the product or a combination thereof. The Company's performance obligation is the sale of investments to clients and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date. For variable amounts, the value of the product at future points in time as well as the length of time the investor remains in the product are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the value of the product and the investor activities are known. These commissions are recognized once these values are known, which is usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company believes that the performance obligation of these activities is satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon the risks and rewards of ownership have been transferred to/from the customer.

(e) Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated losses for the last four years and currently has an accumulated deficit of $14.1 million. To address this financial position, the Company has obtained a commitment letter from OFG which indicates it will fund the Company's obligations through at least March 1, 2022.

(f) ***Property and Equipment***

Property and equipment are stated at amortized cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2020 amounted to $34,899.

(g) ***Income Taxes***

In accordance with ASC 740, the effect of an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary and a change in tax status that results from a change in tax law is recognized on the enactment date. On June 30, 2020, the Company made the election to be treated as a Partnership for income tax purposes, and the same was effective as of January 1, 2019. As such, the Company will be a pass-through entity not subject to income taxes at the LLC level, and the parent will be subject to Puerto Rico income taxes on its distributable share of the Company's taxable income under the partnership provisions of the 2011 Internal Revenue Code of Puerto Rico, as amended (the "2011 Code").

(h) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(i) ***Fair Value Measurements***

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2020, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits with clearing organization, money market funds, receivables from broker-dealers and others, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(j) ***Group of Related Entities***

The "2011 Code" requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

Oriental Bank,

Oriental International Bank, Inc.

Oriental Insurance LLC, and

OFG Bancorp

(k) ***Subsequent events***

The Company has evaluated the impact of subsequent events through February 26, 2021 which is the date these financial statements were issued and has adjusted and disclosed those events that have occurred that would require adjustment or disclosure in the financial statements.

(l) ***Commitments and Contingencies***

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(m) ***Lessee Accounting***

Right of use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The right-of-use asset is measured at the amount of the lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset.

Operating lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, and any impairment of the right-of-use asset. Variable lease payments are generally expensed as incurred and include certain nonlease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. The Company does not have any lease with an initial term of 12 months or less, but if any, it will not be recorded on the balance sheet, and the expense for this short-term lease and for operating lease will be recognized on a straight-line basis over the lease term.

The Company's lease does not contain residual value guarantees or material variable lease payments and is classified as operating lease.

(n) New Accounting Updates Adopted During the Current Year

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple existing impairment methods. The CECL standard also requires credit losses related to our debt securities to be recorded through an allowance for credit losses. The adoption of this standard on January 1, 2020 did not have an impact on the portfolio of debt securities.

In August 2018, the FASB issued updated guidance as part of its disclosure framework project intended to improve the effectiveness of disclosures in the notes to the financial statements. The updated guidance eliminates, adds, and modifies certain disclosure requirements related to fair value measurements. The adoption of this guidance on January 1, 2020 did not have a material impact on the Company's financial statements.

(2) Cash, Money Market Fund, and Deposits with Clearing Organization

Cash and highly liquid investments balances at December 31, 2020 are as follow:

Cash	$	331,816
Deposits with clearing organization - restricted		150,000
Money market fund		11,757,874
	$	12,239,690

(3) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2020:

Other Puerto Rico securities – mutual funds	$	21,946

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

			Fair value measurement at reporting date using		
		December 31,2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other Puerto Rico securities mutual funds	$	21,946	-	21,946	-
Money market fund		11,757,874	11,757,874	-	-
	$	11,779,820	11,757,874	21,946	

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2020.

(4) Receivables from brokers-dealers and others

Receivables from broker-dealers and others include amounts arising from normal cash transactions and fees receivable. The amount receivable from broker-dealers and others as of December 31, 2020 is as follows:

Broker-dealer commissions	$	285,831
Open transactions with clearing broker		422,368
Accrued income		165,475
Allowance for doubtful accounts		(285,831)
	$	587,843

(5) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2020 consist of the following:

Prepaid retainer bonuses	$	13,672
Prepaid income taxes		45
Prepaid municipal taxes		56,105
Prepaid others		40,895
Other assets		16,899
	$	127,616

(6) Property and Equipment

Property and equipment at December 31, 2020 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	338,681
Furniture, fixtures, and equipment	3-5		106,334
Computer and communication equipment	3		12,698
Total			457,713
Less accumulated depreciation and amortization			(438,605)
Total		$	19,108

(7) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2020.

(8) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2020, the Company was charged $456,194 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2020 to $35,574 and $236,375, respectively, and are included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services.

The Company and Oriental Insurance, LLC have a Networking Agreement, approved by the Puerto Rico Commissioner of Financial Institutions, stating that Oriental Insurance is authorized to sell variable contracts, and all securities services provided in connection with such sales will be provided by Oriental Insurance, LLC through persons who are registered representatives of the Company. As a result of such agreement, the Company earned $75,706 in 2020 from Oriental Insurance, LLC, included in other income in the statement of operations.

Oriental Financial Services, LLC is authorized to sell certificate of deposits from US banks, including referrals to Oriental bank for certificates of deposits in Puerto Rico. Registered representatives receive referral fees from Oriental Bank. As a result, the Company earned $117,823 in 2020 from Oriental Bank, included in other income in the statement of operations.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2020, OFG allocated stock compensation expense of $12,791 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company incurred legal professional service expenses amounting to $1.1 million from a related party.

The Company maintains an operating cash account with the Bank amounting to $331,816 as of December 31, 2020, included in cash and cash equivalents in the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2020, the Company had net capital of $6,455,603 which is $6,072,213 in excess of its required net capital of $383,390. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 is 0.89 to 1.00.

(10) Income Taxes

Pursuant to ASC 740, an entity whose tax status changes from taxable to non-taxable should eliminate any deferred tax assets or liabilities as of the date the entity ceases to be a taxable entity. Accordingly, the Company reversed, against income tax expense, the $4.5 million in deferred taxes outstanding as of January 1, 2019.

The components of income tax expense (benefit) for the year ended December 31, 2020 are as follows:

Current income tax benefit	$	(11,600)
Deferred income tax expense		4,517,610
	$	4,506,010

(11) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company.

The volatility in prices and decline in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent in arbitration proceedings. An adverse result in the matters described above could materially and adversely affect the Company. It is the view of management that the Company has meritorious defenses to the claims asserted.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. At December 31, 2020 the Company had accrued liabilities of $4,988,020 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition. For matters where a material loss is not probable or the loss cannot be estimated, no accrual is established.

Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings related to complaints for which a loss can currently be estimated will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, including complaints for which a loss cannot be currently estimated, if unfavorable, may be material to the Company's financial position in a particular period.

(12) Operating Leases

The Company is the lessee to office space with terms extending through 2021 with an affiliate. The lease is classified as an operating lease, and therefore, was previously not recognized on the Company's statement of financial condition. With the adoption of Topic 842, operating lease agreements are required to be recognized on the statement of financial condition as a right-of-use asset and a corresponding lease liability.

Operating Lease Cost

	Year Ended December 31, 2020	Statement of Operations Classification
Lease costs	$ 236,375	Occupancy and equipment

Operating Lease Assets and Liabilities

	December 31, 2020 (In thousands)	Statement of Financial Condition Classification
Right-of-use assets	$ 210,098	Operating lease right of use assets
Lease Liabilities	$ 210,098	Operating lease liability

	December 31, 2020 (In thousands)
Weighted-average remaining lease term	11 months
Weighted-average discount rate	3.9%

Future minimum payments for operating leases with initial or remaining terms of one year of more as of December 31, 2020 were as follows:

Year Ending December 31,	Minimum Rent (In thousands)
2021	$ 216,677
Less imputed interest	6,579
Present value of lease liabilities	$ 210,098

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2020

Computation of Net Capital

Total member's equity from the statement of financial condition	$	7,245,363
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		7,245,363
Total capital and allowable subordinated liabilities		7,245,363
Deductions and/or charges:		
Total nonallowable assets		(524,248)
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		6,721,115
Haircuts on securities:		
Other		265,512
		(265,512)
Net capital	$	6,455,603

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	383,390
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		383,390
Net capital		6,455,603
Excess net capital		6,072,213
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	5,880,519

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2020

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	5,960,938
Less: lease liabilities		210,098
Total aggregate indebtedness	$	5,750,840
Ratio – aggregate indebtedness to net capital		0.89 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others, net	$	167,426
Prepaid expenses and other assets		127,616
Property and equipment		19,108
Right of use assets		210,098
Total nonallowable assets	$	524,248

See accompanying report of independent registered public accounting firm.

Note: There are no material difference between the Computation of Net Capital as of December 31, 2020 under Rule 15c3-1 included above, and the computation included in the FOCUS Report, Part II-A filed on February 22, 2021.

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, as of December 31, 2020 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) and the Company's other business activities contemplated Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Member and Board of Directors
Oriental Financial Services LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by Oriental Financial Services LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted a $10 overpayment difference;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022





Exemption Report

Oriental Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be maintained by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4) for the period beginning January 1, 2020 through December 31, 2020 (the "fiscal period").

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the fiscal period without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Glenda Liz Munoz, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Oriental Financial Services, LLC

By: ____________________

Glenda Liz Munoz
Title: Operations Manager &FINOP

Date: February 26, 2021



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Oriental Financial Services LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which Oriental Financial Services LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022

